Exhibit 99.1

Cheetah Mobile Announces First Quarter 2016 Unaudited Consolidated Financial Results

Beijing, China, May 19, 2016 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced its unaudited consolidated financial results for the first quarter of 2016.

First Quarter 2016 Financial Highlights1

•                 Total revenues were RMB1,115.0 million (US$172.9 million). Excluding the Kingsoft Japan consolidation impact, total revenues were RMB1,096.0 million (US$170.0 million), representing a 63.0% year-over-year increase.

•                 Mobile revenues increased by 110.5% year-over-year to RMB826.6 million (US$128.2 million), which was primarily driven by robust growth in mobile advertising revenues in both the overseas and China markets. Mobile revenues accounted for 74.1% of total revenues.

•                 Overseas revenues2 increased by 115.6% year-over-year to RMB633.6 million (US$98.3 million), which was driven by a continued increase in mobile advertising revenues in the overseas markets. Overseas revenues accounted for 56.8% of total revenues and 76.7% of mobile revenues.

•                 Net income attributable to Cheetah Mobile shareholders was RMB10.7 million (US$1.7 million).  Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB102.2 million (US$15.8 million), representing an increase of 32.6% year-over-year.

First Quarter 2016 Key Operating Metrics

•                  Mobile monthly active users (“Mobile MAUs”) increased by 16 million quarter-over-quarter to 651 million in March 2016. Mobile MAUs from overseas markets were 79.5% of total mobile MAUs in March 2016.

•                  Total global mobile user installations increased by 421 million quarter-over-quarter to 2,762 million as of March 31, 2016.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We have begun 2016 on a solid note with revenues coming in at the high-end of our guidance.  But, contrary to our previous expectation of a seasonal rebound, revenues have not grown as anticipated in the early part of the second quarter.  Our analysis suggests that there are three key reasons for the weakness in our expected mobile revenues growth, which is a key driver of our overall growth: 1) a decline in eCPMs from some of our third-party advertising platform partners in the international markets; 2) slower than expected progress in expanding our direct sales force; and 3) longer than expected time for us to execute our content product strategy.  To address these problems, we have implemented several initiatives, including continued product promotion in key developed markets as well as renewed focus on new

1              On January 29, 2016, the Company gained control of Kingsoft Japan Inc., or Kingsoft Japan.   As the Company and Kingsoft Japan were under common control by Kingsoft Corporation Limited both before and after the closing of the transaction, in accordance with ASC 805-50, unless otherwise stated, the unaudited consolidated financial information of the Company reported in this press release has been prepared as if Kingsoft Japan had been controlled by the Company throughout the periods presented.  See “Basis of Presentation for Unaudited Consolidated Financial Results.”

2              Overseas revenues refers to revenues generated by our operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China.

product launches.  Additionally, we have begun implementing a two-pronged approach to boost our long-term growth prospects.  These efforts include actively investing in new content products to increase user engagement, as well as strengthening our direct sales operations globally to diversify our customer base and to capture a bigger share of the fast-growing brand advertising business.  For example, we recently hired Todd Miller, a former vice president at Yahoo, as our global sales vice president. While recognizing the challenges that lay ahead, I am confident that, with focus and determination, we will be able to rejuvenate our company for sustainable and profitable growth as one of the world’s leading mobile Internet companies.

Mr. Andy Yeung, Cheetah Mobile’s Chief Financial Officer, commented, “Driven by our solid mobile and overseas performance, we continued to make progress both operationally and financially in the first quarter of 2016. For 2016, we have a very clear strategy to reaccelerate revenue growth. While our content products and direct sales initiatives are beginning to take hold, it will take more time for these initiatives to show meaningful results.  However, over the years, we have successfully evolved our operational direction and strategy to address the rapid changes in the internet space.    With that in mind, we remain confident that our business strategy is on the right track and we will continue to aggressively execute that strategy, managing user acquisition, user engagement, revenue growth and profitability for the long-term sustainable growth.”

Basis of Presentation for Unaudited Consolidated Financial Results

On January 29, 2016, the Company started to consolidate the financial results of Kingsoft Japan into its consolidated financial statements. The Company acquired an aggregate amount of approximately 46% equity interest in Kingsoft Japan through strategic investments in March 2014, October 2014, and January 2016. On January 29, 2016, the Company entered into an agreement with its controlling shareholder Kingsoft Corporation Limited, pursuant to which Kingsoft Corporation Limited delegated the voting right of 5% of the total shares of Kingsoft Japan to Cheetah Mobile. As a result, the Company obtained control of 51% in aggregate of the total voting rights in Kingsoft Japan, and accounted for Kingsoft Japan as a business combination under common control.

As Cheetah Mobile and Kingsoft Japan were under common control by Kingsoft Corporation Limited both before and after the combination, in accordance with ASC 805-50, Cheetah Mobile’s unaudited consolidated financial information reported in this press release, unless otherwise stated, has been prepared as if Kingsoft Japan had been controlled and operated by Cheetah Mobile retrospectively throughout the periods presented at historical carrying values.

First Quarter 2016 Consolidated Financial Results

REVENUES

Total revenues increased by 57.2% to RMB1,115.0 million (US$172.9 million) in the first quarter of 2016 from RMB709.4 million in the prior year period. This increase was mainly driven by the Company’s organic business growth, which was attributable to the Company’s growing global mobile user base and substantial improvements in mobile monetization, especially in the overseas markets.  Excluding the Kingsoft Japan consolidation impact, total revenues were RMB1,096.0 million (US$170.0 million), representing an increase of 63.0% year-over-year.

•                      Revenues from online marketing services increased by 69.7% to RMB992.3 million (US$153.9 million) in the first quarter of 2016 from RMB584.8 million in the prior year period. Mobile advertising revenues represented approximately 77% of online marketing revenues in the quarter, which increased from approximately 60% of online marketing revenues in the prior year period. The increase in mobile advertising revenues was driven by the Company’s growing global mobile user base, and increased demand from advertisers, including third-party advertising platforms, for the Company’s mobile advertising services worldwide, as well as the monetization of light causal games through in-game advertising.

•                      Revenues from internet value added services (“IVAS”) increased by 5.3% to RMB102.3 million (US$15.9 million) in the first quarter of 2016 from RMB97.2 million in the prior year period. The year-over-year increase was driven by the growth of mobile game publishing revenues in the overseas markets, including the increased monetization of the Company’s free-to-play light causal game, which was launched in late 2015.

•                      Revenues from internet security services and others decreased by 25.6% to RMB20.4 million (US$3.2 million) in the first quarter of 2016 from RMB27.5 million in the prior year period. The year-over-year decrease was primarily due to a decline in sales of the Company’s air purifier product.

By platform, revenues generated from mobile business increased by 110.5% to RMB826.6 million (US$128.2 million) from RMB392.7 million in the prior year period. This increase was primarily driven by the Company’s growing global mobile user base, and the increasing popularity of the Company’s mobile marketing services in overseas and China markets.

By region, revenues generated from overseas markets increased by 115.6% to RMB633.6 million (US$98.3 million) from RMB293.8 million in the prior year period. This increase was primarily due to continued growth of the Company’s overseas mobile user base, and rapid growth of the Company’s mobile advertising revenues in the overseas markets.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 96.7% to RMB321.0 million (US$49.8 million) in the first quarter of 2016 from RMB163.2 million in the prior year period. This increase was mainly due to an increase in traffic acquisition costs associated with the Company’s third-party advertising publishing business on the Cheetah Ad Platform, and an increase in bandwidth and internet data center costs associated with increased user traffic worldwide and increased data analytics.

Gross profit increased by 45.4% to RMB794.0 million (US$123.1 million) in the first quarter of 2016 from RMB546.2 million in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating income and expenses increased by 57.7% to RMB771.7 million (US$119.7 million) in the first quarter of 2016 from RMB489.4 million in the prior year period. Total non-GAAP operating income and expenses increased by 53.3% to RMB680.6 million (US$105.6 million) from RMB443.9 million in the prior year period.

•                      Research and development expenses increased by 56.4% to RMB207.5 million (US$32.2 million) from RMB132.7 million in the prior year period. The increase was primarily due to an increase in personnel-related costs and share-based compensation expenses. The increase in personnel costs associated with research and development was primarily due to the Company’s stepped-up investments in big data analytics and new product development, particularly the development of new content-driven mobile applications and services. Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased by 38.0% to RMB167.3 million (US$26.0 million) from RMB121.2 million in the prior year period.

•                      Selling and marketing expenses increased by 75.6% to RMB443.8 million (US$68.8 million) from RMB252.7 million in the prior year period. The increase was primarily due to the spending on promotional activities for the Company’s mobile business, including the continued global promotions for a mobile game recently launched by the Company. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 74.5% to RMB437.6 million (US$67.9 million) from RMB250.8 million in the prior year period.  The Company plans to aggressively expand its direct sales operations in the North American and European regions, which may result in higher personnel-related selling and marketing expenses throughout 2016.

•                      General and administrative expenses increased by 34.9% to RMB133.1 million (US$20.6 million) from RMB98.7 million in the prior year period. The year-over-year growth was primarily due to an increase in expenses associated with increased headcount, share-based compensation expenses and staff benefits. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 32.8% to RMB88.3 million (US$13.7 million) from RMB66.4 million in the prior year period.

Operating profit decreased by 60.8% year over year to RMB22.2 million (US$3.4 million) from RMB56.7 million in the prior year period.

Non-GAAP operating profit increased by 10.3% to RMB113.7 million (US$17.6 million) from RMB103.1 million in the prior year period.

Share-based compensation expenses increased by 97.4% to RMB91.4 million (US$14.2 million), from RMB46.3 million in the prior year period.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders decreased by 65.2% to RMB10.7 million (US$1.7 million) in the first quarter of 2016 from RMB30.7 million in the prior year period.

Excluding the Kingsoft Japan consolidation impact, net income attributable to Cheetah Mobile shareholders decreased by 65.9% to RMB10.5 million (US$1.6 million) in the first quarter of 2016 from RMB30.7 million in the prior year period.

Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 32.6% to RMB102.2 million (US$15.8 million) from RMB77.1 million in the prior year period.

Excluding the Kingsoft Japan consolidation impact, non-GAAP net income attributable to Cheetah Mobile shareholders increased by 32.4% to RMB101.8 million (US$15.8 million) in the first quarter of 2016 from RMB76.9 million in the prior year period.

NET INCOME PER ADS

Diluted earnings per ADS in the first quarter of 2016 decreased by 66.7% to RMB0.07 (US$0.01) from RMB0.21 in the prior year period.

Non-GAAP diluted earnings per ADS in the first quarter of 2016 increased by 31.5% to RMB0.71 (US$0.11) from RMB0.54 in the prior year period.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) was RMB150.8 million (US$23.4 million) for the first quarter of 2016, representing an 11.4% increase from RMB135.3 million in the prior year period.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of March 31, 2016, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,839.2 million (US$285.2 million).

SHARES ISSUED AND OUTSTANDING

As of March 31, 2016, the Company had a total of 1,424,588,645 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Recent Developments

To strengthen our direct sales operations in the international markets, we are very pleased to announce that Todd Miller has joined us recently as our VP of Global Sales. Todd is a very seasoned sales executive in the Internet space.  Before joining us, Todd was a VP at Yahoo, where he led Yahoo’s various sales operations over the past 13 years.  Todd will help us aggressively build out our North American and European sales teams.

Update on Share Repurchase Program

On March 16, 2016, the Board of Directors of the Company authorized a share repurchase plan, pursuant to which the Company was authorized to repurchase its own issued and outstanding ADSs up to an aggregate value of US$100 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time within one year. The share repurchase plan does not require the Company to acquire a specific number of shares. As of May 18, 2016, no ADS was repurchased by the Company. The repurchased ADSs, if any, will be recorded as treasury ADSs at purchase cost at the time of repurchase.

Business Outlook

For the second quarter of 2016, the Company expects and estimates its total revenues to be between RMB975 million (US$151 million) and RMB1,000 million (US$155 million), representing an estimated year-over-year growth of 10% to 13%. This estimate represents the management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Information

Company will hold a conference call on Thursday, May 19, 2016 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.4480 to US$1.00, the noon buying rate in effect on March 31, 2016 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. It aims to provide the best apps for mobile users worldwide, while building a leading global mobile ad platform for advertisers.

Cheetah Mobile had approximately 651 million global mobile monthly active users in March 2016. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide. The Company also provides multiple user traffic entry points and global content promotional channels capable of delivering targeted content to hundreds of millions of users. Its customers include direct advertisers and mobile advertising networks through which advertisers place their advertisements.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•          Non-GAAP operating income and expenses reflect operating expenses excluding share-based compensation expenses.

•          Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•          Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•          Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders divided by weighted average number of diluted ADSs.

•          Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: IR@cmcm.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

Cheetah Mobile Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in ‘000, except for per share data)

	As of
	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	USD
	(As adjusted, unaudited) (a)	(a)	(a)
ASSETS
Current assets:
Cash and cash equivalents	1,843,233	1,388,402	215,323
Restricted cash	156,161	155,494	24,115
Short-term investments	29,234	295,295	45,796
Accounts receivable	633,440	715,516	110,967
Prepayments and other current assets	360,004	424,978	65,908
Due from related parities	60,794	48,023	7,448
Deferred tax assets	5,101	5,660	878
Total current assets	3,087,967	3,033,368	470,435

Non-current assets:
Property and equipment, net	121,241	127,193	19,726
Intangible assets, net	233,092	191,753	29,738
Goodwill	617,863	615,767	95,497
Investment in equity investees	124,708	116,931	18,134
Other long-term investments	700,113	756,192	117,275
Deferred tax assets	12,843	20,737	3,216
Other non-current assets	28,724	28,905	4,483
Total non-current assets	1,838,584	1,857,478	288,069

Total assets	4,926,551	4,890,846	758,504

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans	130,273	130,145	20,184
Accounts payable	137,883	168,795	26,178
Accrued expenses and other current liabilities	1,308,717	1,209,973	187,651
Redemption right liabilities	474	450	70
Deferred revenue	56,070	52,032	8,069
Due to related parties	56,932	61,159	9,485
Income tax payable	29,822	32,700	5,072
Deferred tax liabilities	414	166	26
Total current liabilities	1,720,585	1,655,420	256,735

Non-current liabilities:
Bank loans	10,523	9,914	1,538
Deferred revenue	8,166	8,432	1,308
Deferred tax liabilities	99,006	96,438	14,956
Other non-current liabilities	73,826	19,431	3,013
Total non-current liabilities	191,521	134,215	20,815

Total liabilities	1,912,106	1,789,635	277,550

Shareholders’ equity:
Ordinary shares	226	228	35
Additional paid-in capital	2,414,706	2,495,033	386,947
Retained earnings	317,818	328,523	50,947
Accumulated other comprehensive income	121,317	114,651	17,781
Total Cheetah Mobile shareholders’ equity	2,854,067	2,938,435	455,710
Noncontrolling interests	160,378	162,776	25,244
Total equity	3,014,445	3,101,211	480,954

Total liabilities, noncontrolling interests and shareholders’ equity	4,926,551	4,890,846	758,504

Note:

(a) The above condensed consolidated balance sheets have been prepared as if the Kingsoft Japan had been owned and operated by the Cheetah Mobile throughout the periods presented in accordance with ASC 805-50. Kingsoft Japan became a subsidiary of the Company on January 29, 2016.

Cheetah Mobile Inc.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, in ‘000, except for per share data and number of shares and ADSs)

	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	RMB	USD
	(As adjusted, unaudited) (a)	(As adjusted, unaudited) (a)	(a)	(a)
Revenues	709,401	1,149,546	1,114,988	172,919
Online marketing services	584,781	1,036,091	992,279	153,889
Internet value-added services	97,151	89,337	102,268	15,860
Internet security services and others	27,469	24,118	20,441	3,170

Cost of revenues (a)	(163,225)	(295,110)	(321,010)	(49,784)
Gross profit	546,176	854,436	793,978	123,135

Operating income and expenses:
Research and development (a)	(132,688)	(210,415)	(207,462)	(32,175)
Selling and marketing (a)	(252,676)	(513,368)	(443,782)	(68,825)
General and administrative (a)	(98,689)	(98,611)	(133,085)	(20,640)
Impairment of goodwill and intangible assets	(5,391)	(12,525)	(2,350)	(364)
Other operating income	—	60,273	14,948	2,318
Total operating income and expenses	(489,444)	(774,646)	(771,731)	(119,686)

Operating profit	56,732	79,790	22,247	3,449
Other (expenses) income:
Interest income, net	5,149	2,815	3,387	525
Changes in fair value of redemption right and put options granted	—	68	20	3
Settlement and changes in fair value of contingent consideration	(3,478)	9,098	(683)	(106)
Foreign exchange (loss) gain, net	(193)	1,470	(1,362)	(211)
Impairment loss of long-term investments	(25,891)	(8,837)	—	—
(Losses) gains from equity method investments	(3,633)	4,390	(7,731)	(1,199)
Other income (expense), net	10,251	(136)	651	101

Income before taxes	38,937	88,658	16,529	2,562
Income tax expenses	(7,637)	(31,954)	(2,998)	(465)
Net income	31,300	56,704	13,531	2,097
Less: net income attributable to noncontrolling interests	564	23	2,826	438
Net income attributable to Cheetah Mobile shareholders	30,736	56,681	10,705	1,659

Earnings per share
Basic	0.02	0.04	0.01	0.00
Diluted	0.02	0.04	0.01	0.00

Earnings per ADS
Basic	0.23	0.41	0.08	0.01
Diluted	0.21	0.40	0.07	0.01

Weighted average number of shares outstanding
Basic	1,360,580,383	1,385,225,872	1,392,324,511	1,392,324,511
Diluted	1,431,681,212	1,434,672,741	1,441,882,966	1,441,882,966
Weighted average number of ADSs used in computation
Basic	136,058,038	138,522,587	139,232,451	139,232,451
Diluted	143,168,121	143,467,274	144,188,297	144,188,297

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	6,835	41,018	(6,473)	(1,004)
Unrealized (losses) gains on available-for-sale securities, net	(1,064)	3,219	1,215	188
Reclassification adjustments for gains included in the consolidated statement of profit or loss	(6,814)	—	—	—
Other comprehensive (loss) income	(1,043)	44,237	(5,258)	(816)
Total comprehensive income	30,257	100,941	8,273	1,281
Less: Total comprehensive income (loss) attributable to noncontrolling interests	687	(196)	4,234	657
Total comprehensive income attributable to Cheetah Mobile shareholders	29,570	101,137	4,039	624

(a) Share-based compensation expenses

(In ‘000)

	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	RMB	USD
	(Restated Unaudited)	(Restated Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	746	(1,623)	339	53
Research and development	11,470	48,740	40,129	6,223
Selling and marketing	1,859	5,725	6,144	953
General and administrative	32,253	45,652	44,835	6,953
Total	46,328	98,494	91,447	14,182

Notes:

(a) The above condensed consolidated statements of comprehensive income have been prepared as if the Kingsoft Japan had been owned and operated by the Cheetah Mobile throughout the periods presented in accordance with ASC 805-50. Kingsoft Japan became a subsidiary of the Company on January 29, 2016.

Cheetah Mobile Inc.

Reconciliation of GAAP and Non-GAAP Results

(In’000, except for per share data and percentage)

	For The Three Months Ended March 2016
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,114,988				1,114,988		172,920
Cost of revenues	(321,010)	28.8%	339	0.0%	(320,671)	28.8%	(49,732)
Gross profit	793,978	71.2%	339	0.0%	794,317	71.2%	123,188

Research and development	(207,462)	18.6%	40,129	3.6%	(167,333)	15.0%	(25,951)
Selling and marketing	(443,782)	39.8%	6,144	0.6%	(437,638)	39.3%	(67,872)
General and administrative	(133,085)	11.9%	44,835	4.0%	(88,250)	7.9%	(13,686)
Impairment of goodwill and intangible assets	(2,350)	0.2%	—	—	(2,350)	0.2%	(364)
Other operating income	14,948	1.3%	—	—	14,948	1.3%	2,318
Total operating income and expenses	(771,731)	69.2%	91,108	8.2%	(680,623)	61.0%	(105,555)

Operating profit	22,247	2.0%	91,447	8.2%	113,694	10.2%	17,633
Net income attributable to Cheetah Mobile shareholders	10,705	1.0%	91,447	8.2%	102,152	9.2%	15,842

Diluted earnings per ordinary share (RMB)	0.01		0.06		0.07
Diluted earnings per ADS (RMB)	0.07		0.64		0.71
Diluted earnings per ADS (USD)	0.01		0.10		0.11

	For The Three Months Ended December 31, 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,149,546				1,149,546
Cost of revenues	(295,110)	25.7%	(1,623)	-0.1%	(296,733)	25.8%
Gross profit	854,436	74.3%	(1,623)	-0.1%	852,813	74.2%

Research and development	(210,415)	18.3%	48,740	4.2%	(161,675)	14.1%
Selling and marketing	(513,368)	44.7%	5,725	0.5%	(507,643)	44.2%
General and administrative	(98,611)	8.6%	45,652	4.0%	(52,959)	4.6%
Impairment of goodwill and intangible assets	(12,525)	1.1%	—	—	(12,525)	1.1%
Other operating income	60,273	5.2%	—	—	60,273	5.2%
Total operating income and expenses	(774,646)	67.4%	100,117	8.7%	(674,529)	58.7%

Operating profit	79,790	6.9%	98,494	8.6%	178,284	15.5%
Net income attributable to Cheetah Mobile shareholders	56,681	4.9%	98,494	8.6%	155,175	13.5%

Diluted earnings per ordinary share (RMB)	0.04		0.07		0.11
Diluted earnings per ADS (RMB)	0.40		0.68		1.08

	For The Three Months Ended March 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	709,401				709,401
Cost of revenues	(163,225)	23.0%	746	0.1%	(162,479)	22.9%
Gross profit	546,176	77.0%	746	0.1%	546,922	77.1%

Research and development	(132,688)	18.7%	11,470	1.6%	(121,218)	17.1%
Selling and marketing	(252,676)	35.6%	1,859	0.3%	(250,817)	35.4%
General and administrative	(98,689)	13.9%	32,253	4.5%	(66,436)	9.4%
Impairment of goodwill and intangible assets	(5,391)	0.8%	—	—	(5,391)	0.8%
Total operating expenses	(489,444)	69.0%	45,582	6.4%	(443,862)	62.6%

Operating profit	56,732	8.0%	46,328	6.5%	103,060	14.5%
Net income attributable to Cheetah Mobile shareholders	30,736	4.3%	46,328	6.5%	77,064	10.9%

Diluted earnings per ordinary share (RMB)	0.02		0.03		0.05
Diluted earnings per ADS (RMB)	0.21		0.33		0.54

Cheetah Mobile Inc.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

	For The Three Months Ended
	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	30,736	56,681	10,705	1,659
Add:
Income tax expense	7,637	31,954	2,998	465
Interest income,net	(5,149)	(2,815)	(3,387)	(525)
Depreciation and amortization	32,225	38,155	37,076	5,750
Net income attributable to noncontrolling interests	564	23	2,826	438
Other non-operating expense (income), net	22,944	(6,053)	9,105	1,412
Share-based compensation	46,328	98,494	91,447	14,182
Adjusted EBITDA	135,285	216,439	150,770	23,381

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000)

	For The Three Months Ended
	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	RMB	USD
PC	316,714	341,483	288,398	44,727
Mobile	392,687	808,063	826,590	128,192
Total	709,401	1,149,546	1,114,988	172,919

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

	For The Three Months Ended
	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	RMB	USD
Domestic revenues	415,584	515,671	481,373	74,655
Overseas revenues	293,817	633,875	633,615	98,264
Total	709,401	1,149,546	1,114,988	172,919